# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BranchOut Food Inc., CIK 0001962481
CUSIP: 105230106
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 205 SE DAVIS AVENUE,, SUITE C, BEND, Oregon (OR), 97702
Date of event which requires filing of this statement: 06/02/2026
Filed by CIK 0002033227
Persons authorized to receive notices and communications: Daniel L. Kaufman, 2158 Park Boulevard, San Juan, Puerto Rico (PR), 00913, (802) 368-5885

## Reporting persons
- Kaufman Kapital LLC (CIK 0002033227): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF); sole voting power 1,530,071; shared voting power 0; sole dispositive power 1,530,071; shared dispositive power 0; aggregate amount beneficially owned 1,530,071 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: 1 The Reporting Persons directly hold 500,000 shares of Common Stock. The Reporting Persons also hold a Senior Secured Convertible Promissory Note with $2,900,000 of outstanding principal and approximately $680,000 of accrued and unpaid interest, convertible into Common Stock at $0.7582 per share. Pursuant to Amendment No. 3 to the Convertible Note dated May 14, 2026, the Reporting Persons may not convert any portion of the Convertible Note to the extent that, after giving effect to such conversion, the Reporting Persons would beneficially own in excess of 9.99% of the outstanding shares of Common Stock (the "Maximum Percentage"). The Maximum Percentage may only be increased or decreased upon not less than 61 days' prior written notice. The aggregate amount beneficially owned includes (i) 500,000 shares of Common Stock held directly and (ii) such number of shares issuable upon conversion of the Convertible Note as may be acquired within 60 days without causing the Reporting Persons' beneficial ownership to exceed the Maximum Percentage. Shares underlying the Convertible Note in excess of the number acquirable within 60 days without exceeding the Maximum Percentage are excluded pursuant to Rule 13d-3(d)(1).
  
  2 The percentage is calculated based upon 15,316,030 shares outstanding as of May 14, 2026 (per the Issuer's Quarterly Report on Form 10-Q filed May 14, 2026). Beneficial ownership is capped at the Maximum Percentage of 9.99%.
- Daniel Louis Kaufman (CIK 0002001906): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 1,530,071; shared voting power 0; sole dispositive power 1,530,071; shared dispositive power 0; aggregate amount beneficially owned 1,530,071 (9.99% of the class); the aggregate amount excludes certain shares
  Comment: 1 The Reporting Persons directly hold 500,000 shares of Common Stock. The Reporting Persons also hold a Senior Secured Convertible Promissory Note with $2,900,000 of outstanding principal and approximately $680,000 of accrued and unpaid interest, convertible into Common Stock at $0.7582 per share. Pursuant to Amendment No. 3 to the Convertible Note dated May 14, 2026, the Reporting Persons may not convert any portion of the Convertible Note to the extent that, after giving effect to such conversion, the Reporting Persons would beneficially own in excess of 9.99% of the outstanding shares of Common Stock (the "Maximum Percentage"). The Maximum Percentage may only be increased or decreased upon not less than 61 days' prior written notice. The aggregate amount beneficially owned includes (i) 500,000 shares of Common Stock held directly and (ii) such number of shares issuable upon conversion of the Convertible Note as may be acquired within 60 days without causing the Reporting Persons' beneficial ownership to exceed the Maximum Percentage. Shares underlying the Convertible Note in excess of the number acquirable within 60 days without exceeding the Maximum Percentage are excluded pursuant to Rule 13d-3(d)(1).
  
  2 The percentage is calculated based upon 15,316,030 shares outstanding as of May 14, 2026 (per the Issuer's Quarterly Report on Form 10-Q filed May 14, 2026). Beneficial ownership is capped at the Maximum Percentage of 9.99%.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: BranchOut Food Inc.
Address of issuer's principal executive offices: 205 SE DAVIS AVENUE,, SUITE C, BEND, Oregon (OR), 97702
Comment:
EXPLANATORY NOTE

This Amendment No. 5 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on October 17, 2024 (the "Original 13D"), as amended by Amendment No. 1 filed on December 11, 2024, Amendment No. 2 filed on April 6, 2026, Amendment No. 3 filed on May 7, 2026, and Amendment No. 4 filed on May 15, 2026 (collectively, as amended, the "Schedule 13D"), by Daniel L. Kaufman ("Kaufman") and Kaufman Kapital LLC ("Kaufman Kapital," and together with Kaufman, the "Reporting Persons") with respect to the common stock, $0.001 par value per share (the "Common Stock"), of BranchOut Food Inc., a Nevada corporation (the "Issuer").

This Amendment is being filed to report the sale by Kaufman Kapital of 1,189,676 shares of Common Stock on June 2, 2026 and to update the Reporting Persons' beneficial ownership following such sale, taking into account the 9.99% beneficial ownership limitation applicable to the Convertible Note. Except as specifically amended and supplemented hereby, the Schedule 13D remains in full force and effect.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Block Sale. On June 2, 2026, Kaufman Kapital sold 1,189,676 shares of Common Stock in a privately negotiated block transaction at a price of $3.06 per share, for aggregate gross proceeds of approximately $3,640,409. These shares were sold pursuant to the Issuer's Registration Statement on Form S-3 (Reg. No. 333-288512).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Block Sale. On June 2, 2026, Kaufman Kapital sold 1,189,676 shares of Common Stock in a privately negotiated block transaction. Following such sale, the Reporting Persons' remaining direct common stock holdings consist of 500,000 shares acquired upon exercise of the $1.50 Warrant on May 7, 2026.

Current Plans and Purposes. The Reporting Persons currently hold the securities of the Issuer for investment purposes. The Reporting Persons continuously evaluate their investment in the Issuer based on a variety of factors, including the Issuer's financial condition, results of operations, business prospects, general market and economic conditions, and other factors. Depending on such evaluation, the Reporting Persons may from time to time acquire additional securities of the Issuer, including through conversion of outstanding Convertible Note principal and accrued interest, subject to the Beneficial Ownership Limitation described below, dispose of some or all of the securities of the Issuer, including through open-market sales, privately negotiated transactions, block trades, registered offerings or otherwise, or take any other action with respect to their investment in the Issuer as they may deem appropriate. Any such transactions may be effected at any time and from time to time, subject to applicable law, and will depend upon a variety of factors, including those described above.

The Reporting Persons may sell some or all of the 500,000 shares currently held directly by Kaufman Kapital if and when such shares are registered for resale or otherwise may be sold in accordance with applicable law. Sales of directly held Common Stock may increase the number of shares issuable upon conversion of the Convertible Note that may be acquired without exceeding the Beneficial Ownership Limitation, without increasing the Reporting Persons' aggregate beneficial ownership above the Maximum Percentage.

Except as otherwise described in this Amendment, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date of this Amendment, the Reporting Persons directly hold 500,000 shares of Common Stock through Kaufman Kapital, consisting solely of shares acquired upon exercise of the $1.50 Warrant on May 7, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Persons also hold the Convertible Note, which has a remaining principal balance of $2,900,000 and approximately $680,000 of accrued and unpaid interest as of the date hereof. Both principal and accrued interest are convertible into Common Stock at the option of the holder at a fixed conversion price of $0.7582 per share.

Pursuant to Amendment No. 3 to the Convertible Note, dated May 14, 2026, Kaufman Kapital may not convert any portion of the Convertible Note to the extent that, after giving effect to such conversion, Kaufman Kapital, together with its affiliates, would beneficially own in excess of 9.99% of the outstanding shares of Common Stock (the "Beneficial Ownership Limitation" or the "Maximum Percentage"). The Maximum Percentage may only be increased or decreased upon not less than sixty-one (61) days' prior written notice to the Issuer.

As a result of the Beneficial Ownership Limitation, the Reporting Persons may not acquire shares upon conversion of the Convertible Note to the extent such conversion would cause their beneficial ownership to exceed 9.99% of the outstanding Common Stock. Based on 15,316,030 shares of Common Stock outstanding as of May 14, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2026, filed with the SEC on May 14, 2026, the Reporting Persons may be deemed to beneficially own approximately 9.99% of the outstanding Common Stock, consisting of (i) 500,000 shares of Common Stock held directly by Kaufman Kapital and (ii) such number of shares issuable upon conversion of the Convertible Note as may be acquired within 60 days without causing the Reporting Persons' beneficial ownership to exceed the Maximum Percentage.

For purposes of calculating beneficial ownership in accordance with Rule 13d-3(d)(1), the shares of Common Stock underlying the Convertible Note in excess of the number of shares that may be acquired within 60 days without exceeding the Beneficial Ownership Limitation are excluded from beneficial ownership.

Kaufman, as the sole member and manager of Kaufman Kapital, has sole voting and dispositive power over all securities held by Kaufman Kapital. Kaufman does not directly own any shares of Common Stock.
Transactions in the class effected during the past sixty days:
The following transactions in the Common Stock were effected by the Reporting Persons during the past 60 days:

Date: May 5, 2026, Transaction: Sale of Common Stock, Shares: 255,951 (D), Price/Share: $3.2880 avg. ($3.25-$3.55), How Effected: Open market

Date: May 7, 2026, Transaction: Exercise of $1.50 Warrant, Shares: 500,000 (A), Price/Share: $1.50, How Effected: Warrant exercise

Date: May 12, 2026, Transaction: Sale of Common Stock, Shares: 213,830 (D), Price/Share: $3.26 avg. ($3.25-$3.45), How Effected: Open market

Date: June 2, 2026, Transaction: Sale of Common Stock, Shares: 1,189,676 (D), Price/Share: $3.06, How Effected: Block trade (privately negotiated)

Full information regarding the number of shares sold at each separate price on May 5, 2026 and May 12, 2026 within the stated ranges will be provided upon request to the SEC staff, the Issuer, or a security holder of the Issuer.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No changes from Amendment No. 4 other than as described herein. The Convertible Note, the Blocker Amendment, and the Current Secured Note remain outstanding on the terms described in Amendment No. 4. All exhibits referenced in Amendment No. 4 are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: No new exhibits. All exhibits previously filed with or incorporated by reference into the Schedule 13D remain in effect.

## Signatures
- Kaufman Kapital LLC: Daniel L. Kaufman, Sole Member and Manager (06/03/2026)
- Daniel Louis Kaufman: Daniel Louis Kaufman, Daniel Louis Kaufman, individually (06/03/2026)